UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 30, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 30, 2012	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                     Date: July 30, 2012
12-33-TR

Teck Announces Pricing of US$1.75 Billion Notes Offering

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has priced its previously announced offering of senior notes.

Teck will issue US$1.75 billion in aggregate principal amount of notes, consisting of US$500 million aggregate principal amount of 2.500% notes due 2018, US$750 million aggregate principal amount of 3.750% notes due 2023 and US$500 million aggregate principal amount of 5.400% notes due 2043. The notes being offered will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck. The offering is expected to close on or about August 8, 2012, subject to customary closing conditions. Teck expects to receive aggregate net proceeds of approximately US$1.727 billion from the offering, after deducting underwriting fees and estimated offering expenses.

Teck intends to use the net proceeds, in addition to cash on hand, to fund the redemption of all of its outstanding 10.25% senior notes due 2016 (“2016 Notes”) in the third quarter of 2012 and for general corporate purposes, including the retirement or redemption from time to time of additional indebtedness. Teck currently expects that additional indebtedness to include all, or part of, amounts due on maturity of its 7.00% notes due September 2012 (“2012 Notes”) and amounts payable on redemption of all of its 10.75% senior notes due 2019 (“2019 Notes”), which Teck currently expects to redeem in the fourth quarter of 2012. Net proceeds not used to retire or redeem indebtedness may be used for other general corporate purposes, including capital expenditures, share repurchases or as general working capital.  Approximately US$659.5 million of 2016 Notes, US$200 million of 2012 Notes and US$521.3 million of 2019 Notes are outstanding.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers for the offering.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The senior unsecured notes offering is being made pursuant to an effective shelf registration statement in the United States and a private placement in Canada. A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC's website at www.sec.gov or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 (toll-free), Citigroup Global Markets Inc. at (877) 858-5407 (toll-free), J.P. Morgan Securities LLC at (212) 834-4533 (collect), Goldman, Sachs & Co. at (866) 471-2526 (toll-free), Morgan Stanley & Co. LLC at (866) 718-1649 (toll-free) or RBC Capital Markets, LLC at (866) 375-6829 (toll-free).

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the intended use of proceeds, the expectation of the redemption of the 2019 Notes, including whether or not the redemption of the 2019 Notes will occur and the timing of, and amount of 2019 Notes to be redeemed, if the redemption does occur, and the closing of the notes offering, including the timing thereof.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to unexpected expenses involved in the offering of the notes, closing of Teck’s offering of the notes, conditions in financial markets that affect the ability to complete the offering of the notes or the use of proceeds for the redemption of the 2016 Notes or as otherwise described and, with respect to the anticipated redemption of the 2019 Notes, conditions to the redemption being satisfied, no financial market conditions affecting the ability to commence a redemption, conditions to the redemption being satisfied and no determination by Teck to retain the funds or redirect the funds necessary for the redemption. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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For Immediate Release                                                                                     Date: July 30, 2012
12-34-TR

Teck Announces Redemption of Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has issued a notice of redemption to redeem, on August 29, 2012, all of the approximately US$659.5 million principal amount of its outstanding 10.25% senior notes due 2016 (“2016 notes”).

Teck intends to use the net proceeds from its previously announced offering of US$1.75 billion aggregate principal amount of senior notes to fund the redemption.

Teck expects, based on current interest rates, to record an estimated net after-tax accounting charge of approximately US$202 million in the third quarter of 2012 in connection with the redemption of the 2016 notes. The Bank of New York Mellon Trust Company, N.A., as trustee, has distributed the notice of redemption to registered holders of the 2016 notes. This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the new senior notes, the size and timing of the accounting charge related to the redemption.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets, satisfaction of closing conditions of Teck’s new offering, satisfaction of the requirements to enable redemption of the 2016 notes, future U.S. Treasury rates, volatility in interest rates and exchange rates. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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